SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 333-09470
_____________________________________

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO HOLDING COMPANY
(Translation of Registrant’s name into English)

Av. Doutor Chucri Zaidan, 860
04583-110—São Paulo, SP, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

VIVO PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item
1.	Announcement, dated October 26, 2009, by Telemig Celular Participações S.A. of the authorization of its delisting granted from the CVM and subsequent Amendment to its Bylaws pursuant to the delisting.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

RELEASE TO THE MARKET

Announcement by Telemig Celular Participações S.A. of the authorization of its delisting from the CVM and a subsequent Amendment to Its Bylaws pursuant to the delisting

Telemig Celular Participações S.A. (“TCP”) hereby announces that, on October 19, 2009, the shareholders resolved to amend the bylaws of the Company in order to reflect the approval of its delisting process authorized by the Brazilian Securities Commission, Comissão de Valores Mobiliários (the “CVM”) so that TCP will no longer be a publicly-held company and, therefore, it is not required to make periodic or episodic filings with the Brazilian Securities Commission, Comissão de Valores Mobiliários (the “CVM”).

This change is a result of a corporate restructuring (the “Corporate Restructuring”), which involved the merger of shares of TCP that were not already owned by Vivo Participações S.A. (“Vivo”) and its affiliates into Vivo, making TCP a wholly-owned subsidiary of Vivo.  Following the Corporate Restructuring, TCP’s common and preferred shares, which were previously listed on the BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros under the symbols “TMCP3” and “TMCP4”, respectively, were delisted on September 4, 2009 and deregistered from BM&FBOVESPA on October 19, 2009, and TCP’s common and preferred shares were deregistered from the CVM on October 16, 2009. Additionally, the NYSE already deregistered the TCP ADRs on October 8, 2009.

São Paulo October 26, 2009

Cristiane Barretto Sales
Chief Financial Officer and Investor Relations Officer
Telemig Celular Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIVO PARTICIPAÇÕES S.A.

Date:	October 26, 2009	By:	/s/ Cristiane Barretto Sales
			Name:	Cristiane Barretto Sales
			Title:	Investor Relations Officer